July 12, 2006



Jeffrey A. Clopeck, Esq.
Day, Berry and Howard LLP
One International Place
Boston, Massachusetts 02110

Re: The Blue Fund Group
File Nos.: 811-21908 and 333-134979

Dear Mr. Clopeck:

We have reviewed the registration statement on Form N-1A for the Blue
Fund Group, containing one series, the Blue Fund (the "Fund"), filed with the Commission on June 13, 2006, and we have the following comments. The captions we use below correspond to the captions the
Fund uses in its registration statement. Please note that comments we provide in one section may apply to other sections in the filing that contain the same or similar disclosure.

Prospectus

Cover Page

The last sentence of the first paragraph uses a number of ambiguous terms such as, "progressive values", "environmental sustainability" and "responsible corporate governance". Please provide specific explanations of these terms in the body of the prospectus.

Page 1,  Investment Objective

Item 2(a) of Form N-1A requires a description of the Fund`s investment objectives or goals. The discussion now presented in this section is a description of the Fund, not a statement of the Fund`s investment objectives or goals, and should be moved to the Principal
Investment Strategies section.
Please set forth a statement in this section of the investment objectives or goals which the Fund hopes to achieve, i.e., total return, capital appreciation, tax exempt income, etc. See Item 2(a)
of Form N-1A.


Pages 1-2,  Principal Investment Strategies

The discussion of the Fund`s Principal Investment Strategies is too lengthy for the Risk/Return Summary. Please summarize the Fund`s Principal Investment Strategies in this section and move the remainder of the information to a place later in the prospectus. See
Item 2(b) to Form N-1A.

Please disclose the market capitalization range of the Standard &
Poor`s 500 Composite Stock Price Index, (the "S & P 500") as of a recent date.

Pages 2-3,  Principal Investment Risks

Since the S & P 500 is not limited to large capitalization stocks, the risk disclosure in the section Investing in Common Stocks is Risky should be expanded to contain small cap and mid cap risk disclosure to be consistent with the market capitalization of the common stocks in which the Fund proposes to invest.

Disclosure in the section, The Fund Will Continue to Invest in Companies in the Blue Index Regardless of Performance, states that the Fund will not shift its concentration from one industry to another. This statement is not consistent with investment restriction 1 in the Statement of Additional Information which states that the Fund will not engage in industry concentration. Please revise the disclosure here to be consistent with the Fund`s investment restriction not to engage in industry concentration.

Pages 4-5,  Investment Objectives, Principal Investment
Strategies,
Related Risks and Disclosure of Portfolio Holdings

If applicable, disclose that the Fund`s investment objective may be changed without shareholder approval. See Item 4(a) to Form N-1A.

If the Fund will take any advocacy role regarding social agenda or corporate change in the companies in which the Fund invests, please disclose what such actions will be and how they will be undertaken.

The final sentence of the first full paragraph on page 5 refers to a
"recent global survey" but the footnote used to reference this statement indicates that the date of the survey was 2003. Please inform us if there is a more recent survey and if so why the contents of such survey were not disclosed.



Pages 7-8,  The Investment Adviser

The final sentence of the first full paragraph on page 8 should be revised to indicate that the discussion of the basis for approval of the investment advisory contract can be found in the Fund`s annual
or
semi-annual report to shareholders. While this discussion may be retained in the Statement of Additional Information at the discretion of the Fund, it must be present in the Fund`s annual or semi-
annual
report to shareholders.   See Item 5(a)(1)(iii) of Form N-1A.

Page 8,  The Portfolio Manager

Please disclose the specific position or positions held by Mr.
Adamson at McKinsey & Company. Also, disclose the name of the boutique New York private equity fund for which he was Senior
Associate.  See Item 5(a)(2) of Form N-1A.

Please revise the first sentence of the second paragraph to add disclosure that the Statement of Additional Information also contains information regarding other accounts managed by the portfolio manager.

Pages 8-9,  How Shares are Priced Each Day

Please provide a brief explanation of the circumstances under which the Fund will use fair value pricing and the effects of using fair value pricing. See Instruction to Item 6(a)(1) of Form N-1A.

Statement of Additional Information

Page 1,  The Fund, Its Investments and Risks

Please move the statement, "The Fund normally invests at least 95% of its total asset in common stocks of blue companies included in the S&P 500" to the Principal Investment Strategies section of the Risk/Return Summary in the prospectus. See Item 2(b) of Form N-1A.

Pages 7-8,  Investment Restrictions

Disclosure in restriction 1 states, "In addition, this limitation does not apply to investments in domestic banks, including U.S. branches of foreign banks and foreign branches of U.S. banks." This language should be deleted. The exception to which this statement refers is only applicable to money market funds. See Investment Company Act of 1940 Release No. 9011 (October 30, 1975). Also delete similar language regarding bank concentration in the first paragraph following nonfundamental restriction 10 on page 8.

Page 9,  Disclosure of Portfolio Holdings

Please revise the second and third bullet points to clarify the frequency and lag time, if any, on the possible release of portfolio information to such persons. Disclose further any conditions or restrictions placed on the use of portfolio information that is disclosed, including any requirement that the information be kept confidential or prohibitions on trading based on the information, and any procedures to monitor the use of this information. See Items 11(f)(1)(ii) and (iii) to Form N-1A.

Please describe any ongoing arrangements to make available information regarding the Fund`s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. See Item 11(f)(2) of Form N-1A.

Page 14,  Portfolio Manager

Please provide disclosure for the portfolio manager concerning other accounts managed and any material conflicts of interest. See Item 15(a)(2), (3) and (4) of Form N-1A.

Please revise the Compensation section to describe the structure of and method used to determine the Portfolio Manager`s compensation. See Item 15(b) of Form N-1A and Instructions 2 and 3 thereto.

Please disclose the dollar range of equity securities in the Fund beneficially owned by the Portfolio Manager using the ranges set forth in Item 15(c) of Form N-1A.

Page 21,  Information About Portfolio Transactions

The discussion of selecting brokers in the first paragraph mentions that the investment adviser will consider "other services provided by the broker-dealer". Please confirm to us that the Fund has adopted procedures to prevent the sale of fund shares from being a factor in the Fund`s brokerage allocation decisions. See Rule 12b-1(h) under the Investment Company Act of 1940.




General Comments

Please include a transmittal letter with all future filings.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Please respond to this letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. You should provide a response to all comments. Where no change is made in the filing in response to a comment, please so indicate in a supplemental letter for the information of the staff and briefly state the basis for such position. Please note the Rule
472 requirement for copies marked to show changes from the previous filing.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the
Fund and its management are in possession of all facts relating to a fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and
* the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Investment Management in our review of your filing or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. Please direct any questions you may have regarding the filing or this letter of comment to me at (202) 551-6986.

Sincerely,



Patricia P. Williams
						Accountant/Analyst











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